SMART-TEK SOLUTIONS, INC.

3702 SOUTH VIRGINIA STREET, G12-401

RENO, NEVADA

89502

May 30, 2007

United States Securities and Exchange Commission

Attention: Kyle Moffat

Accounting Branch Chief

Division of Corporate Finance

Washington, D.C.

20549

RE: Smart-tek Solutions, Inc.

Form 10KSB for Fiscal Year Ended June 30, 2006 filed October 13, 2006

Form 10-QSB for Fiscal Quarters Ended December 31, 2006

File number 0-29895

Ladies and Gentlemen:

Smart-tek Solutions Inc. (the “Company”) herewith files with the Securities and Exchange Commission this response to the Commission’s comments received on March 5, 2007 (the “Comment Letter”) with reference to the Company’s Form 10-KSB for the year ended June 30, 2006 and the Company’s Form 10-QSB for the quarters ended December 31, 2006.

The Company responds to the Commission’s comments as follows:

1-Comment: We note that your critical accounting polices disclosure is an exact replica of your summary of significant accounting policies disclosed on pages 29-35.  Please refer to the staff guidance contained SEC Release 33-8040 (December 12, 2001) and SEC Release 33-8350 (December 29, 2003).  As our guidance makes clear, we believe it is appropriate to alert companies to the need for greater investor awareness of the sensitivity of financial statements to the methods, assumptions and estimates underlying their preparation.  This section should contain full explanations, in plain English, of your critical accounting policies and estimates, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

Response: We will amend the section to add additional information to provide additional information to investors.

Revenue Recognition: We believe that the information contained in the revenue recognition policy is sufficient and will not amend the disclosure of this policy.

Goodwill and intangible assets will be amended to read as follows:

The Company accounts for goodwill and intangible assets pursuant to SFAS No. 142 ,”Goodwill and Other Intangible Assets”.  Under SFAS 142, intangibles with definite lives continue to be amortized on a straight-line basis over the lesser of their estimated useful lives or contractual terms.  Goodwill and intangibles with indefinite lives are evaluated at least annually for impairment by comparing the asset’s estimated fair values with its carrying value, based on cash flow methodology which includes analyzing at least annually the company’s subsidiary’s backlog of contracts, estimated income to be provided from these contracts over the next 12 months and cashflow to be generated by these contracts.

Stock Based Compensation:

The Company believes that the information contained in this disclosure is appropriate.

2-Comment: With regard to your goodwill accounting policy, please tell us and disclose in detail how you tested goodwill for impairment, including the assumptions used and the reporting units used to perform your test; and provide a detailed analysis of your goodwill assumptions for specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure.  You should address factors such as how you arrived at your estimates, how accurate your estimates, assumptions have been in the past, how much the estimates, assumptions have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future.

Response:

Impairment of Goodwill Analysis as at June 30, 2006-all figures found in this analysis are in CAD

Smart-tek Communications loss for the year ended June 30, 2006		- 231,154.34

Add:	Bonus expenses for the executives of Smart-tek Communications Inc.	160,000.00
	One-time accounting fees that were incurred as part of the acquisition	80,000.00
	will not re-occur in 2007.

	Adjusted profit for Smart-tek Communication	8,845.66

Total contract backlog as at June 30, 2006 with 70% estimated to be realized in the		4,877,644.10
year ended June 30, 2007

Estimated gross margin on backlog-25%		1,219,411.03

	Estimated overhead for the year ending June 30, 2007	600,000.00

Estimated net profit		$ 619,411.03

Total expected income for the next 12 months will be approximately $620,000 CAD. With current

Goodwill recorded of $451,000, there is no impairment of goodwill as at June 30, 2006. These estimates include only projects that have been booked as of September 30 and do not include estimates of any other contracts that will be awarded and completed within the fiscal year ending June 30, 2007.

3-Comment-Please expand your results of operations to discuss in more detail key performance measures, known material trends and uncertainties.  For additional guidance, refer the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at http://www.sec.gov/rules/interp/33-8350.htm.  Please provide us with your proposed disclosure.

Response: revised disclosure as follows:

Revenues increased by $1,898,490, from $320,999 in fiscal 2005 to $2,219,489 in fiscal 2006. The substantial increase is the result of the revenues in fiscal 2005 being recognized from the acquisition of SCI, April 15, 2005 to June 30, 2005, whereas in fiscal 2006, the revenues were for a full twelve months of operations.  SCI’s revenue from its core business is the design and implementation of security and surveillance technology in new mixed residential/commercial high-rise development in the Greater Vancouver Area.  Vancouver has experience strong growth in real estate development in recent years and it is anticipated that this trend will continue for the foreseeable future.

4-Comment- With regard to your liquidity section, please enhance your analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements, rather than reciting the items in the cash flow statements.  For additional guidance, refer the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.  Please provide us with your proposed disclosure.

Response: revised disclosure as follows:

Cash used in operating activities was $214,950 in fiscal as compared with $58,496 in fiscal 2005.  The primary use of cash outflow was in support of the Company’s net loss which was offset by increases in payables, accrued liabilities and amounts due to officers and directors.

The Company’s source of cash provided by investing activities of $266,350 was shareholders loans of $199,985 along with an increase in the Company’s bank overdraft.

5-Comment-Please included all your debt and loan obligations in your table of contractual obligations.

Response: Please find below a revised table of contractual obligations:

The following summarizes our contractual obligations at June 30, 2006 and the effects such obligations are expected to have on liquidity and cash:

	Total	2007	2008	2009	2010	2011
Employment agreements	$ 482,350	263,100	219,250	-	-	-
Unsecured Related Party loan	$ 181,689	181,689	-	-	-	-
Various Related Party loans	$ 28,235	28,235	-	-	-	-
Lease obligations-Office	$ 27,527	16,516	11,011	-	-	-
Lease obligations-vehicles	$ 101,644	44,748	40,760	16,136	-	-
Total contractual obligations	$ 821,445	534,288	271,021	16,136	-	-

6-Comment-With regard to your stock options, please provide all the disclosure as required by paragraph 64-65, A240 and A241 of SFAS 123R.  Also, we note in the last paragraph of page 33 that you have option awards prior to adoption of SFAS 123R, please indicate those options in your disclosure.

Response: Please see proposed disclosure below:

2005 Stock Incentive Plan

During fiscal 2005, pursuant to provision under the plans, the Company’s Board of Directors cancelled all existing stock option and incentive plans.

The following description applies to the stock incentive plan that was subsequently adopted on May 27, 2005; 1,300,000 options have been granted under this plan as of the date of this filing in the year ended June 30, 2005.

We have reserved for issuance an aggregate of 25,000,000 shares of common stock under the 2005 Stock Incentive Plan. This plan is intended to encourage directors, officers, employees and consultants to acquire ownership of common stock. The opportunity so provided is intended to foster in participants a strong incentive to put forth maximum effort for our continued success and growth, to aid in retaining individuals who put forth such efforts, and to assist in attracting the best available individuals to the Company in the future.

Officers (including officers who are members of the board of directors), directors and other employees and consultants of STS and its subsidiaries will be eligible to receive options under the stock incentive plan. The committee will administer the stock incentive plan and will determine those persons to whom options will be granted, the number of options to be granted, the provisions applicable to each grant and the time periods during which the options may be exercised. No options may be granted more than ten years after the date of the adoption of the stock incentive plan.

Non-qualified stock options will be granted by the committee with an option price equal to the fair market value of the shares of common stock to which the non-qualified stock option relates on the date of grant. The committee may, in its discretion, determine to price the non-qualified option at a different price. In no event may the option price with respect to an incentive stock option granted under the stock option plan be less than the fair market value of such common stock to which the incentive stock option relates on the date the incentive stock option is granted.

Each option granted under the stock incentive plan will be exercisable for a term of not more than ten years after the date of grant. Certain other restrictions will apply in connection with this plan when some awards may be exercised. In the event of a change of control (as defined in the stock incentive plan), the date on which all options outstanding under the stock incentive plan may first be exercised will be accelerated. Generally, all options terminate 90 days after a change of control.

At June 30, 2006, options outstanding are as follows:

Average
	Shares	Exercise Price
Balance at July 1, 2004	-	-
Granted	1,300,000	$0.15
Exercised	-	-
Cancelled	-	-
Balance at July 1, 2005	1,300,000	$0.15
Granted	-	-
Exercised	-	-
Cancelled	-	-
Balance at July 1, 2006	1,300,000	$0.15

Additional information regarding options outstanding as of June 30, 2006 is as follows:

		Options outstanding
Exercise	Number	Weighted Average remanining contractual	Weighted average
Price	Outstanding	life (years)	Exercise Price

$0.15	1,300,000	8.75	$0.15

The Company had two partially vested stock options outstanding at December 31, 2005 pursuant to employment agreements entered into between the Company's and its president and vice-president. Under these agreements, the Company issued options to purchase up to 650,000 shares of its common stock at a purchase price of $0.15 per share that vest in equal quarterly installments over a three (3) year period.  The Company calculated the fair value of the options to be $195,000 using an option pricing model, of which $65,000 was recognized as expense during the year ended June 30, 2006.

In addition, commencing January 1, 2006, the Company is required to recognize the unvested portion of the grant date fair value of awards issued prior to the adoption of SFAS No. 123R based on the fair values previously calculated for disclosure purposes over the remaining vesting period of the outstanding stock options and warrants. At June 30, 2006, the value of the unvested options was $115,000 which will be amortized in future periods as the options vest.

7-Comment-We note your statement on page 18 of the Form 10-QSB for the Fiscal Quarter ended September 30, 2006, that you have marketed over the past year, a monitoring system that has been focused on helping with the containment and monitoring of the deadly H5N1 virus.  Since this type of business is different from your security business, tell us how you considered SFAS 131 with regard to segment disclosure.

Response: The current marketing of the RFID based system does not currently represent more then 10% of the company’s revenue, net income or assets and this product line does not represent a 75% of the current business.  Based on these two criteria, along with the fact that the monitoring product is based on RFID technology that the company uses and is exposed to, the company believes that segment reporting is not required at this time.

The Company respectfully submits via EDGAR the foregoing responses to the Commission.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporate Finance in connection with your review of our filing or in response to your comments on our filings.

   Very truly yours,

/s/Perry Law

Perry Law, President and CEO